EXHIBIT 12
The New York Times Company Ratio of Earnings to Fixed Charges (Unaudited)

	For the Nine Months Ended	For the Years Ended
(In thousands, except ratio)	September 24, 2017	December 25, 2016	December 27, 2015	December 28, 2014	December 29, 2013
Earnings from continuing operations before fixed charges
Earnings from continuing operations before income taxes, noncontrolling interest and income/(loss) from joint ventures	$74,573	$66,799	$97,535	$38,218	$98,014
Distributed earning from less than fifty-percent owned affiliates	—	—	—	3,914	1,400
Adjusted pre-tax earnings from continuing operations	74,573	66,799	97,535	42,132	99,414
Fixed charges less capitalized interest	24,031	47,663	50,719	62,869	63,032
Earnings from continuing operations before fixed charges	$98,604	$114,462	$148,254	$105,001	$162,446
Fixed charges
Interest expense, net of capitalized interest(1)	$22,302	$43,825	$46,391	$58,914	$59,588
Capitalized interest	852	559	338	152	—
Portion of rentals representative of interest factor	1,730	3,838	4,328	3,955	3,444
Total fixed charges	$24,884	$48,222	$51,057	$63,021	$63,032
Ratio of earnings to fixed charges	3.96	2.37	2.90	1.67	2.58

Note:
The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K for the fiscal year ended December 25, 2016.

(1)
The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges.